Exhibit 99.1

Linkers Industries Regains Compliance with Nasdaq Minimum Bid Price Requirement

SUNGAI PETANI, MALAYSIA, March 02, 2026 (GLOBE NEWSWIRE) -- Linkers Industries Limited (Nasdaq: LNKS) (the “Company”), a manufacturer and supplier of wire and cable harnesses with operations in Malaysia, today announced that on February 27, 2026, it received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than $1.00 per ordinary share from January 29, 2026 to February 26, 2026, and that the Company has regained compliance with the Minimum Bid Price Requirement. As a result, the listing matter has been closed.

The Class A ordinary shares of the Company continue to trade on Nasdaq under the symbol “LNKS”.

About Linkers Industries Limited

Linkers Industries Limited is a manufacturer and a supplier of wire/cable harnesses with manufacturing operations in Malaysia and have more than 20 years’ experience in the wire/cable harnesses industry. The Company offers customized wire harness for different applications and electrics designs. Our customers are generally global brand name manufacturers and original equipment manufacturers (“OEMs”) in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

For investor and media inquiries, please contact:

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A,

Kawasan Perusahaan MIEL Sungai Lalang,

08000 Sungai Petani, Kedah Darul Aman, Malaysia

Tel : +60 4 4417802

Email: linkers.ir@linkers-hk.com